V 216.736.7215
F 216.621.6536
E cjh@kjk.com

One Cleveland Center
20th Floor
1375 East Ninth Street
Cleveland, OH 44114-1793
216.696.8700
www.kjk.com
May 7, 2008
Via Edgar and Fax
Karl Hiller
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	John D. Oil and Gas Company
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed March 28, 2008
SEC File No. 000-30502
Dear Mr. Hiller,
On behalf of John D. Oil and Gas Company, please find below the Company’s responses to the comments of the staff of the Securities and Exchange Commission contained in your letter to Cheryl J. Mihitsch dated April 28, 2008. For your convenience, we have repeated your comments before our responses. In addition, we have sent a courtesy copy to Joanna Lam of your staff.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Item 8A(T) Controls and Procedures, page 27
1.	We note that your officers certified in Exhibits 31.1 and 31.2 that they evaluated and presented conclusions about the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report. However, it appears you need to provide the corresponding disclosure to comply with Item 307 of Regulation S-B.
Consistent with the Company’s prior filings, the Company proposes including the following disclosure in its next 10-Q and subsequent filings:
“As of March 31, 2008, the Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Based upon that evaluation, the Company’s chief executive officer and chief financial officer concluded that the

Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in the Company’s periodic SEC filings.”
2.	We also note that your statement that there have been no significant changes in your internal controls or other factors that could significantly affect these controls subsequent to December 31, 2007. Please comply with Item 308(c) of Regulation S-B, which requires that you disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonable likely to materially affect your internal control over financial reporting.
The Company suggests the sentence in question be revised as follows in its future filings: “Further, in connection with our evaluation we did not identify any change during the last quarter in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.”
Financial Statements
Note 15 — Supplemental Disclosures About Oil and Natural Gas Producing Activities, page 54
3.	We note you combine revision of previous estimates, extensions and other additions in the reporting changes in the net quantities of your proved reserves. Please provide the breakdown of these categories as required by paragraph 11 of SFAS 69.
The following table provides the breakdown you requested. The company will include comparable disclosure in its future 10-K filings.

	2007		2006
	Natural Gas	Oil	Natural Gas	Oil
	(MCF)	(BBLs)	(MCF)	(BBLs)
Proved developed and undeveloped reserves:
Beginning of year	1,348,600	14,800	—	—
Revision of previous estimates	456,500	3,400	—	—
Extension and discoveries	1,190,900	22,800	1,514,200	15,800
Production	(350,000)	(3,700)	(165,600)	(1,000)

End of year	2,646,000	37,300	1,348,600	14,800

Proved developed reserves:
Beginning of year	1,348,600	14,800	—	—

End of year	2,646,000	37,300	1,348,600	14,800

The Company’s written statement acknowledging responsibility for the disclosure in the Form 10-KSB is attached. Please let me know if we can provide you with any further information regarding this matter. You can reach me at 216-736-7215.
Sincerely,
/s/ Christopher J. Hubbert
Christopher J. Hubbert

cc:	Joanna Lam
Gregory J. Osborne
Cheryl J. Mihitsch
Allen C. Waddle, Jr.

May 7, 2008
Via EDGAR and Fax
Karl Hiller
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	John D. Oil and Gas Company
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed March 28, 2008
SEC File No. 000-30502
Dear Mr. Hiller,
Pursuant to the request of the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter to me dated April 28, 2008, please find below the acknowledgment of John D. Oil and Gas Company (the “Company”).
On behalf of the Company, I acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Form 10-KSB for the fiscal year ended December 31, 2007 (the “10-K”);

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
John D. Oil and Gas Company

/s/ Cheryl J. Mihitsch
By Cheryl J. Mihitsch, Chief Financial Officer

cc:	Joanna Lam
Gregory J. Osborne
Christopher J. Hubbert
Allen C. Waddle, Jr.